Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Fiscal Years Ended December 31,				September 25, 2012 (commencement of operations) to December 31, 2012(2)
	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges(1)	2.3x	1.0x	4.6x	0.4x	—
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)	2.3x	1.0x	4.6x	0.4x	—

(1)	Fixed charges consist of interest expense for the fiscal years ended December 31, 2016, 2015, 2014, and 2013.

(2)	We incurred no fixed charges during the period.
We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent net income (loss) plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding.